                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549





                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 6)*

                        ____________________________


                        HEARST-ARGYLE TELEVISION, INC.
                               (Name of Issuer)


                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                  422317 10 7
                                (CUSIP Number)

                          __________________________


                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025

                          __________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                          __________________________

                                   COPY TO:
                             Steven A. Hobbs, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                          __________________________


                                 MAY 26, 1998
            (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>




                            (Continued on following pages)

CUSIP No. 422317 10 7           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HEARST BROADCASTING, INC.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                                     7.       SOLE VOTING POWER

           NUMBER OF                 8.       SHARED VOTING POWER

            SHARES                               42,072,675

         BENEFICIALLY                9.       SOLE DISPOSITIVE POWER

           OWNED BY

             EACH                    10.      SHARED DISPOSITIVE POWER

           REPORTING                              42,072,675

          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,072,675
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          78.1%
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                     7.       SOLE VOTING POWER

           NUMBER OF
                                     8.       SHARED VOTING POWER
            SHARES
                                                  42,072,675
         BENEFICIALLY
                                     9.       SOLE DISPOSITIVE POWER
           OWNED BY

             EACH                    10.      SHARED DISPOSITIVE POWER

           REPORTING                              42,072,675

          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,072,675
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          78.1%
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                    <square>
      6.


                                     7.       SOLE VOTING POWER

           NUMBER OF                 8.       SHARED VOTING POWER

            SHARES                                42,072,675

         BENEFICIALLY
                                     9.       SOLE DISPOSITIVE POWER
           OWNED BY
                                    10.      SHARED DISPOSITIVE POWER
             EACH
                                                   42,072,675
           REPORTING

          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               42,072,675
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          78.1%
      14.      TYPE OF REPORTING PERSON
                               OO (Testamentary Trust)

                             SCHEDULE 13D


     This Amendment No. 6, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle
Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $1,345,000. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Company.

     As previously reported, Hearst is currently exploring options to acquire additional shares in the Issuer through privately negotiated transactions, open market purchases or otherwise. Although there can be no assurance as to when or whether such transactions might occur or the precise number of shares to be acquired, Hearst is currently considering acquiring up to 10 million shares of Series A Common Stock of the Issuer. Even if Hearst does not acquire such shares at this time, it is expected that Hearst will continually review its equity position in the Issuer from time to time to determine whether or not to acquire additional shares.

     As reported in Item 6 of this Amendment No. 6, on May 25, 1998, the Issuer entered into an Agreement and Plan of Merger, dated May 25, 1998 (the "Merger Agreement"), by and among Pulitzer Publishing Company, Pulitzer Inc. and the Issuer. In connection with the execution of the Merger Agreement, the Issuer and Hearst Broadcasting entered into a Board Representation Agreement, dated May 25, 1998, by and among the Issuer, Hearst Broadcasting and Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore; and Hearst Broadcasting and Pulitzer Publishing Company entered into that certain Acquiror Voting Agreement, dated May 25, 1998.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of May 26, 1998, the Reporting Persons own 774,027 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the 42,072,675 converted shares (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 78.1% of the shares of Series A Common Stock outstanding of the Issuer, based on the number of outstanding shares reported in the Company's Form 10-Q for the quarterly period ended March 31, 1998, dated May 15, 1998.

     (c) On May 12, 1998, Hearst Broadcasting purchased 40,000 shares of Series A Common Stock of the Issuer for $33.625 per share for a purchase price of $1,345,000. This purchase was made pursuant to a privately negotiated transaction.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

     On May 25, 1998, the Issuer entered into an Agreement and Plan of Merger, dated May 25, 1998 (the "Merger Agreement"), by and among Pulitzer Publishing Company ("PPC"), Pulitzer Inc. and the Issuer. The Merger Agreement provides, among other things, that (i) PPC will contribute its publishing assets to Pulitzer Inc. and thereafter distribute to the PPC stockholders shares of capital stock of Pulitzer Inc., and thereafter (ii) PPC will merge with and into the Issuer (the "Merger"), as a result of which the Issuer shall be the surviving corporation, and whereby PPC's stockholders will receive solely common stock of the Issuer. In connection with the execution of the Merger Agreement, the Issuer and Hearst Broadcasting entered into a Board Representation Agreement, dated May 25, 1998 (the "Representation Agreement"), by and among the Issuer, Hearst Broadcasting and Emily Rauh Pulitzer, Michael
E. Pulitzer and David E. Moore (collectively, the "Pulitzer Class B Holders"). The Representation Agreement grants the Pulitzer Class B Holders the right to designate two persons (the "Designees") for election as members of the board of directors of the Issuer following consummation of the Merger.

     The Issuer agreed that the Designees would be proposed for election to the Issuer's Board of Directors (the "Issuer Board") either (i) if following the consummation of the Merger there are one or more vacancies on the Issuer Board or the members of such Board have the power to create new directorships, at the first meeting of the Issuer Board following consummation of the Merger, or
(ii) if there are no such vacancies or power to create new directorships, at the first meeting of stockholders of the Issuer held after consummation of the Merger. Following the election of the initial Designees, in each instance in which individuals are nominated for election to the Issuer Board, the Issuer agreed to cause to be nominated for election to the Issuer Board the individuals designated by the Pulitzer Class B Holders as of the date of nomination and to cause such Designees to be validly and timely nominated for election to the Issuer Board in the same manner as other proposed directors are nominated and Hearst Broadcasting agreed to vote the Securities for the election to the Issuer Board of the Designees.

     The parties to the Representation Agreement further agreed that the Issuer's and Hearst Broadcasting's obligations thereunder shall be suspended for so long as the nomination or appointment of, or the Pulitzer Class B Holders' right to designate any member of the Issuer Board would create a violation or potential violation by the Issuer or any of its subsidiaries of any rule, regulation or policy of the Federal Communication Commission ("FCC"), including the FCC rules and policies regarding attribution of ownership, or would limit the ability of the Issuer or any of its subsidiaries to maintain, obtain or review any license, approval or authorization granted by the FCC (in each case, an "Ownership Conflict"). Subject to applicable law, in the event that by virtue of such an Ownership Conflict the Pulitzer Class B Holders are no longer entitled to representation on the Issuer Board, or in the event the Pulitzer Class B Holders should elect from time to time observer status in lieu of a seat or seats on the Issuer Board, the Pulitzer Class B Holders shall be entitled to designate a non-voting observer or observers to the Issuer Board. In addition, the rights of the Pulitzer Class B Holders under the Representation Agreement shall terminate if the Pulitzer Class B Holders cease to beneficially own in the aggregate 50% of the Series A Common Stock of Issuer received by such Pulitzer Class B Holders in the Merger.

     In connection with the execution by the Issuer of the Merger Agreement, Hearst Broadcasting also entered into that certain Acquiror Voting Agreement, dated May 25, 1998 (the "Voting Agreement"), with PPC, relating to the 774,027 shares of the Issuer's Series A Common Stock and 41,298,649 shares of the Issuer's Series B Common Stock currently owned by Hearst Broadcasting.

     Pursuant to the Voting Agreement, Hearst Broadcasting agreed, from May 25, 1998 until either the Merger is consummated or the Merger Agreement is terminated, that at any meeting of the holders of any capital stock of the Issuer (the "Issuer Stock"), however called, or in connection with any written consent of the holders of Issuer Stock, Hearst Broadcasting shall vote (or cause to be voted) all shares of Issuer Stock held of record or beneficially owned by Hearst Broadcasting, whether heretofore owned or hereafter acquired
(i) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement, and the approval of the terms thereof, and each of the other transactions and actions contemplated by the Merger Agreement and the Voting Agreement (and the matters related to the consummation thereof) and any actions required in furtherance thereof; and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or Voting Agreement or that would result in any of the conditions to the obligations of Issuer under the Merger Agreement not being fulfilled.

                             EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

Exhibit 7.15 Board Representation Agreement, dated as of May 25, 1998, by and among Hearst-Argyle Television, Inc., Hearst Broadcasting, Inc., Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore.

Exhibit 7.16 Acquiror Voting Agreement, dated May 25, 1998, among Pulitzer Publishing Company and Hearst Broadcasting, Inc.

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 1998



                                  HEARST BROADCASTING, INC.


                                  By: /S/ Jodie W. King
                                      ________________________
                                      Name: Jodie W. King
                                      Title: Vice President

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 1998



                                  THE HEARST CORPORATION


                                  By: /S/ Jodie W. King
                                     ______________________
                                      Name: Jodie W. King
                                      Title: Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 1998



                                  THE HEARST FAMILY TRUST


                                  By: /S/ Victor F. Ganzi
                                      _______________________
                                      Name: Victor G. Ganzi
                                      Title: Trustee